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                              October 24, 2023

       Michael Santomassimo
       Chief Financial Officer
       Wells Fargo & Company
       420 Montgomery Street
       San Francisco, California 94104

                                                        Re: Wells Fargo &
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated June
29, 2023
                                                            File No. 001-02979

       Dear Michael Santomassimo:

              We have reviewed your June 29, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibit 13
       Earnings Performance, page 7

   1.                                                   Please refer to comment
1. We note in your response and disclosures throughout your
                                                        filing that
operating losses    are comprised of expenses for litigation, regulatory, and
                                                        customer remediation
matters. We further note that current disclosures included in your
                                                        Form 10-Q for the
six-months ended June 30, 2023, continue to simply attribute the increase in the
operating losses line item to    a variety of factors, some of which are
                                                        outside of your
control.    Please tell us and revise your future filings to clearly define and separately discuss each
of these components (i.e., litigation, regulatory, and customer remediation) and the
expenses corresponding to each component which comprise your operating losses for
each period presented. To the extent that one or more of these expense components (e.g.,
customer remediation or litigation) significantly contributes to the noted
 Michael Santomassimo
Wells Fargo & Company
October 24, 2023
Page 2
         change in operating losses recorded during any period, please provide enhanced MD&A disclosures explaining the reason(s) for and the drivers behind the change in operating losses.
2. Please refer to comment 1. We note from your proposed suggested disclosures under
         "Earnings Performance, page 11 in Form 10-K" in your response that the discussion only addresses $2 billion (37%) of the $5.4 billion increase to your operating losses and attributes the remaining increase to a variety of historical matters predominantly driven by expenses for customer remediation matters, as well as expenses for litigation and regulatory matters. Please tell us and revise your future filings to quantify the predominant expenses related to customer remediation matters. Additionally, to the extent there are significant operating losses recorded due to new matters, or recent developments related to historical matter(s), please revise your future filings to provide greater transparency around the changes in operating losses and any of its significant components.
3. Please refer to comment 1. You state in your response that in order to provide additional transparency, you foreshadow the potential losses that may be accrued in the future by disclosing the high end of the range of reasonably possible losses in excess of your accrual for new and existing litigation and regulatory matters. We note disclosure from page 155 of Exhibit 13 to your Form 10-K for fiscal year ended December 31, 2021, that the high end was approximately $2.9 billion as of December 31, 2021. Given that you recorded $7 billion of operating losses during the subsequent fiscal year ended December 31, 2022, please tell us and revise your future filings, where appropriate, to disclose the reason(s)
         for the significant change in expenses recorded when compared to earlier estimates, including those significantly attributable to respective components of your operating losses.
       Please contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMichael Santomassimo                         Sincerely,
Comapany NameWells Fargo & Company
                                                               Division of
Corporation Finance
October 24, 2023 Page 2                                        Office of
Finance
FirstName LastName